

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2025

Michael D. Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

> **Re: AI Infrastructure Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2025**
> **File No. 333-289587**

Dear Michael D. Winston:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Summary
Our Sponsor, page 3

1.   We note your revised disclosure that Mr. Timothy will hold a 16.35% interest in your sponsor, that this interest is a voting interest, and your disclosures that he is your independent director. Your revised disclosures also state that your independent directors will be issued membership interests in your sponsor but that they have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor. Please revise your disclosures to reconcile these statements or otherwise clarify these statements.

Exhibits

2.   We note your disclosures stating that there may be instances where your directors,

officers or their affiliates may purchase shares prior to the consummation of your initial business combination, but that such purchases would be in compliance with CD&I 166.01, which covers purchases that follow certain conditions, including that the purchased shares will not be voted in favor of approving the business combination. However, we note that your letter agreement filed as Exhibit 10.2 requires your insiders to vote any shares owned by them, with no exceptions. Please revise to reconcile, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hallie D. Heath